CONFORMED


                       Securities and Exchange Commission
                           Washington, StateD.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2006                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                  70029 placeCitySanteramo, country-regionItaly
                          (Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


(Check One) Form 20-F  x   Form 40-F ___
                      ----



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)

          Giuseppe Desantis Resigned from the Natuzzi Group


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 14, 2006--Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), the world's leading manufacturer of leather-upholstered furniture, today announced that Giuseppe Desantis has resigned as General Manager, effective November 1st, 2006. However, he will continue to keep the office as Vice Chairman of the Board of Directors, even if without any management mandate.
    The Company would like to thank Giuseppe Desantis for his precious contribution to the Group over the past years and wishes him well in his future endeavors.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, which it licenses to qualified furniture dealers, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 151 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept., +39 080 8820 812 investor_relations@natuzzi.com or
             Corporate Press Office, +39 080 8820 124 relazioni.esterne@natuzzi.com

                                                                       CONFORMED



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        NATUZZI S.p.A.
                                        (Registrant)


Date:  September 14th, 2006             By: /s/ NICOLA V.M. DELL'EDERA
                                            ------------------------------------
                                            Nicola V.M. Dell'Edera
                                            (Finance Director)